SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-4471
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
THE SAVINGS PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNITE HERE
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XEROX CORPORATION
P.O. BOX 1600
STAMFORD, CONNECTICUT 06904-1600
REQUIRED INFORMATION
           The Savings Plan of Xerox Corporation and The Xerographic Division, UNITE HERE (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan at December 31, 2005 and 2004 and for the year ended December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99-1 and incorporated herein by reference.
EXHIBITS

Exhibit Number	Description
99-1	Financial Statements and Schedule of the Plan at December 31, 2005 and 2004 and for the year ended December 31, 2005

99-2	Consent of Independent Registered Public Accounting Firm

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE SAVINGS PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNITE HERE
/S/LAWRENCE M. BECKER
LAWRENCE M. BECKER
ON BEHALF OF THE JOINT ADMINISTRATIVE BOARD
PLAN ADMINISTRATOR
Stamford, Connecticut
Date: June 29, 2006